UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

9 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol **AGRONIX, INC. (AGNI)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) **X_** Director __10% Owner _**X**_ Officer (give title below) __Other (specify below) **Chief Executive Officer**
(Last)(First)(Middle) **Drummond, Peter**	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **10/2002**	7. Individual or Joint/Group Reporting (check applicable line) **X** Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
(Street) **1431 Ocean Ave.** **Apt. 520** **Santa Monica, CA 90401**		5. If Amendment, Date of Original (Month/Year)	

(City)(State)(Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned									
1. Title of Security (Inst. 3)	2. Trans action Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)		4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4)		6. Owner-ship Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price				
Common Stock	9/18/02	P		5,000	A	$0.41	Common Stock	5,000	D	
Common Stock	9/26/02	P		5,000	A	$0.45	Common Stock	5,000	D	
Common Stock	10/08/02	J [(1)]		10,000	A	N/A	Common Stock	10,000	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Inst. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Inst. 4)	10. Ownership of Derivative Securities Beneficially Owned at End of Month (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Option	$0.50	2/17/00	P		150,000		2/17/00	2/17/06	Common Stock	150,000	$0.50	150,000	D	
Option	$0.50	1/9/02 (2)	P		150,000		1/9/02	2/17/06	Common Stock	150,000	$0.50	150,000	D	
Option	$1.00	8/15/02	P		1,000,000		8/15/02	8/15/02	Common Stock	1,000,000	$1.00	1,000,000	D	
Option	$1.00	8/15/02	P		1,000,000		contingent	8/15/02	Common Stock	1,000,000	$1.00	1,000,000	D	
Option	$1.00	8/15/02 (3)	P		1,000,000		8/14/07	8/15/02	Common Stock	1,000,000	$1.00	1,000,000	D	

Explanation of Responses: (1) Mr. Drummond has been granted S-8 shares as partial compensation for services rendered to the Company under the terms of his employment agreement for the months of August and September 2002. (2) On January 9, 2002, the Company underwent a 2:1 forward split. As a result of the forward split, the number of shares subject to purchase under the previously outstanding option was increased by 150,000 shares. The exercise price was not changed. (3) 3,000,000 options for underlying common stock of the Company, the first 1,000,000 of which are immediately exerciseable at a price of $1.00 per option; the second 1,000,000 options will vest and become exerciseable at the time the value of the Company reaches $100,000,000, and the third 1,000,000 options will vest and become exerciseable when Mr. Drummond has served as Chief Executive Officer of the Company for five years.

/S/ PETER DRUMMOND — **10/ 9/2002**

Peter Drummond — Date